Exhibit 1

FOR IMMEDIATE RELEASE	5 SEPTEMBER 2018

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified today that Ms Nicole Seligman, Senior Independent Director and Non Executive Director of WPP plc, purchased 500 WPP American Depositary Shares (ADSs) in WPP at a price of $76.50 per ADS on 4 September 2018. Ms Seligman’s holding in WPP is now the equivalent of 8,750 ordinary shares.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204
Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

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